Confidential Treatment Requested by Express Scripts Holding Company

under 17 C.F.R. § 200.83

October 20, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Express Scripts Holding Company

One Express Way, St. Louis, MO 63121

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION UNDER A SEPARATE COVER. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED IN THE EDGAR VERSION WITH THE FOLLOWING PLACEHOLDER “[***]”

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:	Express Scripts Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 001-35490

Ladies and Gentlemen:

Express Scripts Holding Company (the “Company” or “we,” “us” and “our”) is responding to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 22, 2014 on the above referenced filing. For your convenience, we have reproduced below in bold the Staff’s comments.

Confidential Treatment Requested by Express Scripts Holding Company

under 17 C.F.R. § 200.83

Rule 83 Confidential Treatment Request by Express Scripts Holding Company

Express Scripts Holding Company respectfully requests that certain information contained in the response be treated as confidential information and that the Commission provide timely notice to Christopher K. Knibb, Vice President and Chief Accounting Officer, Express Scripts Holding Company, One Express Way, St. Louis, MO 63121, phone: (314) 684-6721, fax: (866) 276-7055 before it permits any disclosure of the bracketed information herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Other Accounting Policies, page 40

1.	With regard to your response to prior comment one, tell us the first date when you knew the 2012 shortfall was not cured and more fully explain to us why you did not recognize the claim volume shortfall payment as of December 31, 2013. Your response uses customer acceptance in terms of confirming the amount of additional funds owed to you to meet the minimum guaranteed amount for the contract year. Elaborate on how you considered the requirements for revenue recognition you cited (i.e. customer acceptance and inconsequential or perfunctory performance obligations) to support not recognizing the claim volume shortfall payment until the second quarter 2014.

Company Response

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*****

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the information above, please do not hesitate to contact me at (314) 684-6721.

Sincerely,
Express Scripts Holding Company

/s/ Christopher K. Knibb
Christopher K. Knibb
Vice President & Chief Accounting Officer

cc:	George Paz, Chairman and Chief Executive Officer
Cathy R. Smith, Executive Vice President and Chief Financial Officer

Confidential Treatment Requested by Express Scripts Holding Company

under 17 C.F.R. § 200.83

Attachment I

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Confidential Treatment Requested by Express Scripts Holding Company

under 17 C.F.R. § 200.83

Attachment II

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Confidential Treatment Requested by Express Scripts Holding Company

under 17 C.F.R. § 200.83

Attachment III

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